

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Charles B. Bernicker
Chief Executive Officer
South Mountain Merger Corp.
767 Fifth Avenue, 9th Floor
New York, NY 10153

> **Re: South Mountain Merger Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 14, 2020**
> **File No. 333-249673**

Dear Mr. Bernicker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form F-4, filed December 14, 2020

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of South Mountain and Billtrust, page 44

1. Correct the Billtrust pro forma book value per share amounts to report the pro forma deficits per share.

    You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Raphael M. Russo, Esq.